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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                                                  COMMISSION FILE NUMBER: 0-4465


    (Check One):  |X| Form 10-K    |_| Form 11-K   |_| Form 20-F   |_| Form 10-Q
|_| Form N-SAR
         For Period Ended:    November 30, 2001
                           -----------------------------------------------------

|_| Transition Report on Form 10-K |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
        For the Transition Period Ended:________________________________________


  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant eLEC COMMUNICATIONS CORP.
                        --------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
                                 543 Main Street
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City, state and zip code           New Rochelle, New York  10801
                         -------------------------------------------------------


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PART II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

         |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.

                  The preparation of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2001 was delayed due to the Company's inability to obtain from third parties certain information necessary for us to determine the value of various of our assets, including the potential significant impairment thereof. The Company is engaged in discussions concerning material transactions that have not been completed. In light of the uncertainty over these potential transactions, and the impact these transactions have on the Company's valuation of long-lived assets and determination of impairment expense, the Company is unable to file such report within the prescribed time period. The Company expects to file such report no later than March 15, 2002.


PART IV

         (1) Name and telephone number of person to contact in regard to this notification.

                          Eric M. Hellige                   (212) 421-4100
                       ----------------------------------------------------

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                   Page 2 of 6
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                           Yes |X|                   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|

         The Company's revenues in the fourth quarter of fiscal 2001 were approximately $4.7 million, a 20.7% increase from revenues of approximately $3.9 million in the same period of fiscal 2000. Such revenues do not include the revenues of the Company's former subsidiary, Airline Ventures Inc., which was sold on November 30, 2001 and will be reported as a discontinued operation. Total revenues for fiscal 2001 amounted to approximately $19.6 million, a 65.5% increase over revenues of approximately $11.9 million for fiscal 2000. The revenue growth is the result of increased marketing expenses in fiscal 2001.

         The Company's gross profit in the fourth quarter of 2001 amounted to approximately $1.4 million, a 51.3% increase from gross profit of approximately $0.9 million in the same period of fiscal 2000. Total gross profit for fiscal 2001 was approximately $7.2 million, or 36.4% of revenues, as compared to a gross profit in fiscal 2000 of approximately $3.1 million, or 25.7% of revenues in fiscal 2000. The higher gross profit percentages are the result of more of the Company's lines using the unbundled network elements platform instead of a resale platform.

         Loss from continuing operations, before considering impairment costs, was approximately ($2.7) million for the fourth quarter of fiscal 2001, an 8.6% decrease from a loss of approximately ($2.9) million in the same period of fiscal 2000. Loss from operations for fiscal 2001, before considering impairment costs, amounted to approximately ($7.2) million, a 9.8% increase from approximately ($6.6) million for fiscal 2000. The Company anticipates recording an impairment loss in the fourth quarter of fiscal 2001 of approximately ($2.5) million. The Company is evaluating further impairment losses of up to approximately ($2.3) million. Such additional losses may not be appropriate if the Company sells one or more of its operating subsidiaries upon the terms and conditions that are currently being discussed with a potential purchaser. Such purchase is a material transaction for the Company, if it occurs.

         The foregoing preliminary results of operations are unaudited and are subject to adjustment based upon the completion of an audit by the Company's independent accountants.

         See the attached press release, which is incorporated herein by reference thereto.

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         eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 1, 2002           By:  /s/Paul H. Riss
                                   ---------------------------------
                                   Name: Paul H. Riss
                                   Title: Chief Executive Officer










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[eLEC LOGO]
--------------------------------------------------------------------------------
FOR IMMEDIATE RELEASE                              Contact: Paul H. Riss
                                                   CEO
                                                   phriss@elec-corp.com
                                                   914-633-6500


                      eLEC Announces Possible Divestitures

New Rochelle, NY... March 1, 2002--eLEC Communications (OTCBB:ELEC), an integrated communications provider of voice, data and broadband services, announced that it is in negotiations to sell one or more of its operating subsidiaries.

eLEC's CEO Paul Riss stated, "The current conditions of the capital markets have made it increasingly difficult to secure the funds we need to manage our business. We are therefore actively evaluating third-party offers to purchase one or two of our wholly-owned subsidiaries in order to improve our balance sheet and operating cash-flow. The primary candidate for sale is one of our CLEC subsidiaries, Essex Communications, which operates on the UNE-P service offering in 15 states and is licensed as a CLEC in 41 states. Our intent is to unlock some of the value of this operation, which in the current investment climate for telecommunications entities, is not fully recognized in the capital markets. We plan to increase our marketing efforts for billing services to telecom entities."

"We have focused much of our efforts during the last three years on building an operations support system (OSS) that provides a CLEC with a cost-effective automated platform to support customer orders, service delivery, billing, collections, and gross margin analysis," continued Riss. "In today's environment, where UNE-P rates are becoming more and more attractive, CLECs need to be able to properly bill and evaluate UNE-P lines. We believe one of our strengths is in our OSS, and we want to focus that strength in providing application services for other CLECs and for ourselves."

eLEC filed today for an automatic fifteen day extension for the submission of its annual report on Form 10-K. In light of the uncertainty over potentially material transactions, including the possible transactions discussed above, and the impact those may have on the Company's valuation of long-lived assets and determination of impairment expense, the Company is unable to file its Form 10-K within the prescribed time period. The Company's filing contains certain preliminary unaudited information regarding the results of its operations for fiscal 2001.

eLEC Communications Corp. is a publicly-traded integrated communications provider that is taking advantage of the convergence of the current and future competitive technological and regulatory developments in the Internet and telecommunications markets. eLEC provides an


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integrated suite of communications services to small and medium-sized business customers, including voice, data and broadband services.

                                    *********

This release contains forward-looking statements that involve risks and uncertainties. eLEC's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, among others, availability of management; availability, terms, and deployment of capital; eLEC's ability to successfully market its services to current and new customers, generate customer demand for its product and services in the geographical areas in which eLEC can operate, access new markets, negotiate and maintain suitable interconnection agreements with the incumbent local exchange carriers, and negotiate and maintain suitable vendor relationships, all in a timely manner, at reasonable cost and on satisfactory terms and conditions, as well as regulatory, legislative and judicial developments that could cause actual results to vary in such forward-looking statements.



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